AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

DIVERSIFIED REAL ASSET INCOME FUND

(Name of Subject Company)

DIVERSIFIED REAL ASSET INCOME FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

25533B108

(CUSIP Number of Class of Securities)

Kevin J. McCarthy

Vice President and Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

312-917-7700

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

Copies to:

Paul H. Dykstra

Paulita A. Pike

Ropes & Gray LLP

191 North Wacker Drive

32nd Floor

Chicago, Illinois 60606

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE:
$38,013,630.90 (a)	$3,827.97 (b)

(a)	The transaction value was calculated by multiplying 2,024,155 Common Shares of Diversified Real Asset Income Fund by $18.78, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on October 26, 2015.
(b)	Calculated at $100.70 per $1,000,000 of the Transaction Valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,827.97	Filing Party: DIVERSIFIED REAL ASSET INCOME FUND
Form or Registration No.: Schedule TO	Date Filed: November 2, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on the Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2015 by Diversified Real Asset Income Fund, a diversified, closed-end management investment company organized as a Massachusetts business trust (the “Fund”), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase for cash up to 2,024,155 shares of the Fund’s issued and outstanding common shares of beneficial interest, par value $0.01 per share, upon the terms and subject to conditions contained in the Offer to Purchase dated November 2, 2015 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase and any amendments or supplements to either or both, constitute the “Offer”), at a purchase price equal to 99% of the Fund’s net asset value per share (“NAV”) determined as of December 1, 2015 at the close of ordinary trading on the New York Stock Exchange.

This Amendment No. 2 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4(c)(4) of the Exchange Act.

The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 2 in answer to Items 1 through 9 and Item 11 of the Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(v) Press Release dated December 8, 2015.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIVERSIFIED REAL ASSET INCOME FUND

/s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Chief Administrative Officer

December 8, 2015

EXHIBIT	DESCRIPTION

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase.[1]

(a)(1)(ii)	Letter of Transmittal.[1]

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]

(a)(1)(iv)	Letter to Clients and Client Instruction Form.[1]

(a)(1)(v)	Notice of Guaranteed Delivery.[1]

(a)(1)(vi)	Notice of Withdrawal.[1]

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated October 9, 2015.[2]

(a)(5)(ii)	Press Release dated October 22, 2015.[3]

(a)(5)(iii)	Press Release dated November 2, 2015.[1]

(a)(5)(iv)	Press Release dated December 2, 2015.[4]

(a)(5)(v)	Press Release dated December 8, 2015. – filed herewith

(b)	Not applicable.

(d)(1)	Investment Management Agreement with Nuveen Fund Advisors, LLC dated October 1, 2014.[5]

(d)(2)	Investment Sub-Advisory Agreement by and between Nuveen Fund Advisors, LLC and Nuveen Asset Management, LLC dated October 1, 2014. [5]

(d)(3)	Transfer Agency and Service Agreement with State Street Bank and Trust Company dated October 7, 2002, as amended as of December 22, 2014.[6]

(d)(4)	Amendment dated July 15, 2015 to Transfer Agency and Service Agreement with State Street Bank and Trust Company.[1]

(d)(5)	Amendment dated July 20, 2015 to Transfer Agency and Service Agreement with State Street Bank and Trust Company.[1]

(d)(6)	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company, dated July 15, 2015.[1]

(d)(7)	Amendment dated September 28, 2015 to Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company.[1]

(d)(8)	Amended and Restated Custodian Agreement with U.S. Bank National Association dated September 8, 2014.[6]

(d)(9)	Amendment dated December 16, 2014 to Amended and Restated Custodian Agreement.[6]

(g)	Not applicable.

(h)	Not applicable.

[1]	Previously filed on Schedule TO via EDGAR on November 2, 2015 and incorporated herein by reference.

[2]	Previously filed on Schedule TO via EDGAR on October 9, 2015 and incorporated herein by reference.

[3]	Previously filed on Schedule TO via EDGAR on October 22, 2015 and incorporated herein by reference.

[4]	Previously filed on Schedule TO via EDGAR on December 2, 2015 and incorporated herein by reference.

[5]	Previously filed on Schedule TO via EDGAR on October 3, 2014 and incorporated herein by reference.

[6]	Previously filed on Schedule TO via EDGAR on April 6, 2015 and incorporated herein by reference.